ALLIANZ

H. Bernt von Ohlen
Chief Legal Officer
Allianz Investment Management LLC
5701 Golden Hills Drive | Minneapolis Minnesota | 55416-1297
Telephone:  763-765-7330
Fax:        763-765-6355
bernt_vonohlen@allianzlife.com

11 September 2008

VIA EDGAR

Allison White
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street
Washington, DC 20549

   RE: Registration Statement on Form N-14 for Combination of Certain Series of Allianz Variable Insurance Products Trust (the "Trust") with and into Corresponding Series of the Trust (SEC File Nos. 333-153047 and 811-09491)

Dear Ms. White:

We received telephonic comments from you on September 5, 2008, with respect to the Registration Statement referenced above. This letter and the attached revised proxy statement/prospectuses and SAI are being sent in response to those comments. All page numbers refer to the initial Registration Statement filed on August 15, 2008.

Following are our responses to the comments:

GENERAL COMMENTS

1. COMMENT: Disclose whether repositioning costs will be significant and that they will be borne by shareholders.

       RESPONSE: Disclosure has been added under "Reasons for the Proposed Reorganization and Board Deliberations - Costs" in both proxy statement/prospectuses concerning repositioning costs. The new language discloses that while repositioning costs will be borne by contract holders, such costs will not be material.

PROXY STATEMENT/PROSPECTUS FOR REORGANIZATION OF AZL LMP LARGE CAP GROWTH FUND WITH AND INTO AZL LEGG MASON GROWTH FUND

2.  COMMENT: Provide the file number of documents incorporated by reference.

       RESPONSE:  The file number has been added on the cover page.

3.  COMMENT: In the Q&A clarify that fees will be reduced only through 4/30/09.

       RESPONSE: The second item in the Q&A has been revised to indicate that the current fee reduction runs through April 30, 2009. The letter to contract holders has also been revised to include the same language.

4.  COMMENT: In the Q&A disclose that the costs are borne by the shareholders.

       RESPONSE: The third item in the Q&A has been revised to disclose that costs will be borne by contract holders up to certain limits.

5.  COMMENT: On pages 9 and 10, verify the lowest performance quarters.

       RESPONSE: The quarters with the lowest quarterly performance were incorrectly identified. The errors have been corrected.

6. COMMENT: On page 12, footnote (c) should note that the voluntary management fee reduction extends through 4/30/09.

       RESPONSE: The first sentence of footnote (c) has been revised as requested.

7. COMMENT: On page 13, confirm in the third bullet point under "Conditions to Closing the Reorganization" that the automatic effective date will be 9/15/08.

       RESPONSE: Because we are uncertain whether the registration statement will become automatically effective on September 15, 2008, or we will file a delaying amendment, we have revised the third bullet point to state that having an effective registration statement on file is a condition to closing.

8. COMMENT: On page 18 concerning proxy voting, clarify whether in the event of an adjournment, solicitation of voting instructions will continue until the merger is approved.

       RESPONSE: The disclosure on page 18 includes several key points, among which are the following: (1) Allianz requires no minimum number of voting instructions for the special meeting; and (2) meeting the quorum requirement (at least 25% of the fund's shares must be represented at the special meeting) is guaranteed by the fact that Allianz is the only record holder of the funds' shares. The first sentence in the final paragraph on page 18 (Adjournment) reads as follows:

             In the event that voting instructions received by the time scheduled for the meeting are not sufficient to approve the Reorganization, representatives of Allianz may move for one or more adjournments of the meeting for a period of not more than 120 days in the aggregate TO ALLOW FURTHER SOLICITATION OF VOTING INSTRUCTIONS ON THE PROPOSALS [emphasis added].

       The foregoing sentence does not have any bearing on the fact that no minimum number of voting instructions is required. The purpose of the sentence is to disclose that if the voting instructions received before the special meeting are such that a majority of the shares are to be voted against the reorganization, Allianz has the authority to, but is not required to, move for adjournment of the special meeting, for up to 120 days, in order to solicit further voting instructions in an effort to have the reorganization approved. If this cannot be accomplished within 120 days, the reorganization will not be approved. We believe that the current disclosure makes clear what Allianz may do if the initial voting instructions would result in the reorganization not being approved.

PROXY STATEMENT/PROSPECTUS FOR REORGANIZATION OF AZL OCC VALUE FUND WITH AND
   INTO AZL DAVIS NY VENTURE FUND

9. COMMENT: Clarify that only Class 2 shares will be issued in the reorganization.

       RESPONSE: A sentence has been added to the disclosure on page 4 stating that only class 2 shares of the AZL Davis NY Venture Fund will be issued.

10. COMMENT: Same comment as comment no. 2 above.

       RESPONSE:  The file number has been added on the cover page.

11. COMMENT: Same comment as comment no. 4 above.

       RESPONSE: The third item in the Q&A has been revised to disclose that costs will be borne by contract holders up to certain limits. The letter to contract holders has also been revised to include the same language.

12. COMMENT: On page 14, expense example appears to be incorrect. Why are the pro forma numbers different from the numbers for the acquired fund since the expenses ratios are the same?

       RESPONSE: The numbers in the expense example have been revised and are now consistent with those of the Acquiring Fund.

13. COMMENT: Same comment as no. 7 above.

       RESPONSE: Because we are uncertain whether the registration statement will become automatically effective on September 15, 2008, or we will file a delaying amendment, we have revised the third bullet point to state that having an effective registration statement on file is a condition to closing.

14. COMMENT: Same comment as no. 8 above.

       RESPONSE:  Please see response to comment no. 8 above.

STATEMENT OF ADDITIONAL INFORMATION

15. COMMENT: Show SEC number on front page as 811-09491.

       RESPONSE:  Complied.

16. COMMENT: Include disclosure incorporating by reference the 6-30-08 financials for the Acquired Funds and the Acquiring Funds.

       RESPONSE: The financials for the Acquired Funds and the Acquiring Funds for the six-month period ended June 30, 2008, have been incorporated by reference on page 2 of the SAI.

17. COMMENT: On pages 4 and 10, expenses from the merger will not have a continuing impact and therefore should not be included in the pro forma numbers per Rule 11-02(b)(6) of Regulation S-X.

       RESPONSE:  The adjustment for reorganization expenses has been removed.

18. COMMENT: On page 9, the second footnote should be deleted.

       RESPONSE:  Complied.

19. COMMENT: On pages 16 and 20, include the name of the surviving fund in the heading of the pro forma column.

       RESPONSE:  The heading has been revised as requested.

20. COMMENT: On pages 18 and 26, schedules of investments, since no adjustments are shown, include a footnote stating that as of 6/30/08 all of the securities held by the target funds will comply with the investment restrictions or the compliance guidelines of the acquiring fund.

       RESPONSE: On both pages, a footnote has been added in response to the comment.

21. COMMENT: On page 26, use different tick marks for the first two footnotes.

       RESPONSE:  Complied.

22. COMMENT: Include auditors' consent in an amendment filing.

       RESPONSE: Pre-Effective Amendment No. 1 will include all required exhibits.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking an action with respect to the filing and does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ H. Bernt von Ohlen